U.S. Bank Global Fund Services
777 East Wisconsin Ave.
MK-WI-T10
Milwaukee, WI 53202

February 8, 2021

VIA EDGAR TRANSMISSION

Re:    Managed Portfolio Series (the “Trust”)
    File Nos.: 333-172080 and 812-14830

United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C. 20549

To whom it may concern,

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, transmitted herewith via EDGAR please find the Definitive Proxy Statement and Form of Proxy relating to the Special Meeting of Shareholders of the TorrayResolute Small/Mid Cap Growth Fund, a series of the Trust.

If you have any additional questions or concerns, please feel free to contact me at (414) 765-6611.

Sincerely,
/s/Thomas Bausch

Thomas Bausch
Secretary, Managed Portfolio Series